September 24, 2014

VIA EDGAR

Ms. Kristi Marrone

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Oil Fund, LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 28, 2014
File No. 001-32834

Dear Ms. Marrone:

This letter responds to the United States Securities and Exchange Commission’s (“SEC”) letter of September 11, 2014, with respect to the Form 10-K filed on behalf of the United States Oil Fund, LP (“USO”), filed with the SEC on February 28, 2014. For your convenience, each of your comments is repeated below, with the response immediately following:

Comment 1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39.

1.	We note that over the past several years, redemptions of your shares have typically exceeded demand for the creation of new shares by a significant amount. Please provide us with a discussion of the reasons for these changes in the number of shares outstanding and a discussion of any trends that are impacting your net asset value or results of operations. In future filings, please include this discussion within your MD&A.

Response:

Over the past several years, redemptions for shares in USO have typically exceeded demand for the creation of new shares. The number of shares outstanding has trended down as a result. Over the last three years, United States Commodity Funds LLC (“USCF”), the general partner of USO has observed that the realized price volatility of USO’s net asset value (“NAV”), which reflects volatility in the prices of the underlying benchmark futures contract, has trended down in the last few years from prior elevated levels reached in 2009. USCF believes that

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604

Ms. Kristi Marrone

United States Securities and Exchange Commission

September 24, 2014

the decline in current and expected volatility reduces market participants’ perception of potential future price movements. Conversely, when oil price movements are more volatile, market participants anticipate potential opportunities for greater future returns, which may result in greater demand for the creation of new shares. USCF further believes that, in the absence of sudden and/or significant price movements, some market participants tend to change their views slowly and with a somewhat backward- rather than forward-looking bias. Although oil prices have exhibited an upward trend in recent years, past declines in oil prices may still be impacting investors’ decisions, which may explain why USO’s shares outstanding have trended down despite recent positive performance in USO’s NAV.

USCF, as general partner of USO, acknowledges that:

•	USCF is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	USCF may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions on the foregoing, please do not hesitate to contact Heather Harker, General Counsel – USCF at 804.658.2392 or via email at hharker@unitedstatesoilfund.com.

Sincerely,

/s/ Howard Mah
Chief Financial Officer United States Commodity Funds LLC

Cc:	Nicholas D. Gerber
Heather Harker, Esq.
W. Thomas Conner – Reed Smith LLP
Craig Stegman